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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

Notification of Board Meeting

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, Semiconductor Manufacturing International Corporation (the “Company”) hereby announces that a meeting of the Board of Directors of the Company will be held on Thursday, February 5, 2009 at 11:30 a.m. at which announcement of the profits or losses for the three months ended December 31, 2008 is to be approved for publication.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
January 9, 2009